UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

February 2nd, 2026

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

TotalEnergies SE is providing on this Form 6-K a description of certain recent developments relating to its business.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Lebanon: TotalEnergies enters Block 8 offshore exploration permit (January 9, 2026).

Exhibit 99.2	Disclosure of Transactions in Own Shares (January 13, 2026).

Exhibit 99.3	Nigeria: TotalEnergies Signs a Sale and Purchase Agreement in view of Divesting its Oil Interest in Renaissance JV (formerly SPDC) (January 14, 2026).

Exhibit 99.4	Bahrain: TotalEnergies and Bapco Energies Launch BxT Trading, a New Player in the Trading of Petroleum Products in the Middle East (January 14, 2026).

Exhibit 99.5	Libya: TotalEnergies Signs the Extension of the Waha Concessions until 2050 (January 26, 2026).

Exhibit 99.6	France: TotalEnergies to Supply 800 GWh of Renewable Electricity to Paper Manufacturer SWM Over 10 Years (January 27, 2026).

Exhibit 99.7	Mozambique LNG announces the full restart of all its activities onshore and offshore in Mozambique (January 29, 2026).

Exhibit 99.8	TotalEnergies and Galp Reinforce their Long-Term Commitment to Namibia in High-Level Presidential Meeting (January 30, 2026).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: February 2nd, 2026	By:	/s/ DENIS TOULOUSE
		Name:	Denis Toulouse
		Title:	Company Treasurer